(As filed June 1, 1999)


                                                              File No. 70-[____]

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                     --------------------------------------

                                    FORM U- I
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                    ----------------------------------------

        Bangor Hydro-Electric Company         Penobscot Natural Gas Company
        33 State Street                       21 Main Street
        Bangor, Maine  04401                  Bangor, Maine 04401

                  (Name of companies filing this statement and
                    addresses of principal executive offices)
                     ---------------------------------------

                                      None

                 (Name of top registered holding company parent)

                      -------------------------------------

                                Frederick S. Samp
                         Vice President - Finance & Law
                          Bangor Hydro-Electric Company
                                  P.O. Box 932
                                 33 State Street
                               Bangor, Maine 04401

                     (Name and address of agent for service)

         The Commission is requested to send copies of all notices, orders and communications in connection with this Application or Declaration to:

        Lynn A. Leubuscher, Esq.                      Richard M. Farmer, Esq.
        Curtis Thaxter Stevens Broder                 Andrew F. MacDonald, Esq.
          & Micoleau LLC                              Thelen Reid & Priest, LLP
        1 Canal Plaza                                 40 West 57th Street
        Portland, Maine 04112-7320                    New York, New York  10019

                                TABLE OF CONTENTS

Item 1.  Description of Proposed Transaction ................................ 3
         -----------------------------------

         1.1  Introduction and Description of Applicants' Business .......... 3

         1.2  Description of Bangor Gas and Its Properties .................. 5

         1.3  Description of Bangor Gas's Ownership Structure and
               Management Plan .............................................. 7

Item 2.  Fees, Commissions and Expenses ..................................... 8
         ------------------------------

Item 3.  Applicable Statutory Provisions .................................... 8
         -------------------------------

         3.1  General Overview of Applicable Statutory Provisions ........... 8

         3.2  Section 10(b) .................................................11
              A.  Section 10(b)(1) ..........................................12
              B.  Section 10(b)(2) ..........................................13
              C.  Section 10(b)(3) ..........................................13

         3.3  The Standards for Approval under Section 10(c), ...............14
              A.  Section 10(c)(1) ..........................................14
              B.  Section 10(c)(2) ..........................................15

         3.4  Section 10(f) .................................................17

         3.5  Exemption of Applicants Under Section 3(a) ....................18

Item 4.  Regulatory Approvals ...............................................19
         --------------------

Item 5.  Procedure ..........................................................19
         ---------

Item 6.  Exhibits and Financial Statements ..................................20
         ---------------------------------

Item 7.  Information as to Environmental Effects ............................21
         ---------------------------------------

ITEM 1.    DESCRIPTION OF PROPOSED TRANSACTION.
           -----------------------------------

     1.1   Introduction and Description of Applicants' Business.
           ----------------------------------------------------

     Bangor Hydro-Electric Company ("BHE"), a Maine corporation, is an electric utility company which is engaged in the purchase, transmission and distribution of electricity in eastern Maine. BHE is also a holding company by reason of its ownership of 14.188% of the outstanding common stock of Maine Electric Power

Company ("MEPCO"), a Maine corporation that owns and operates a 345 kilovolt

("KV") transmission line extending between Wiscasset, Maine and the Maine-New

Brunswick international border at Orient, Maine.(1) BHE claims an exemption as a holding company pursuant to Section 3(a)(2) of the Act pursuant to Rule 2. See

File No. 69-206.

     Through a subsidiary, Penobscot Natural Gas Company, Inc. ("Penobscot

Gas"), BHE holds a 50% membership interest in Bangor Gas Company, L.L.C.

("Bangor Gas"). Bangor Gas, a Maine limited liability company, was formed in

1997 to construct and operate a gas distribution system in the greater Bangor,

Maine area. When it commences operation in late 1999 or early 2000, Bangor Gas will be a "gas utility company" within the meaning of Section 2(a)(4) of the

Act. The remaining 50% membership interest in Bangor Gas is held by a subsidiary of Sempra Energy ("Sempra"), a California corporation and an exempt holding company under Section 3(a)(1) of the Act.(2)  BHE also requests an order of the

Commission pursuant to Section 3(a)(1) and/or Section 3(a)(2) of the Act

granting an exemption to BHE and each of its subsidiary companies, as such, from all provisions of the Act, except Section 9(a)(2). Likewise, Penobscot Gas

--------------
(1) See Bangor Hydro-Electric Company, et al., Holding Company Act Release No. 16533 (November 24, 1969).
(2) Sempra has filed an application pursuant to Sections 9(a)(2) and 10 of the Act requesting authority to acquire its interest in Bangor Gas. See File No. 70-[_____].

requests an order pursuant to Section 3(a)(1) of the Act exempting it and its 9(a)(2).

     BHE provides electric service to approximately 106,000 customers in a 5,275 square-mile service area in eastern Maine that includes the city of Bangor and surrounding communities. BHE also sells electricity at wholesale to other utilities for resale. The company owns 600 miles of transmission lines and approximately 3600 miles of distribution lines, all in Maine. In addition, BHE has an approximate 7% ownership interest in Maine Yankee Atomic Power Company,

which has ceased operations. BHE purchases capacity and energy from other utilities and non-utility power producers under a variety of long-term and short-term power purchase agreements.

     BHE, along with other major investor-owned utilities in New England, has been a party to the New England Power Pool Agreement ("NEPOOL") since 1971.

NEPOOL provides for joint planning and operation of generating and transmission facilities in New England, and governs generating reserve obligations and provisions regarding the use of major transmission lines. BHE is subject to the regulatory authority of the Maine Public Utilities Commission ("MPUC") as to

retail rates, accounting, service standards, issuance of securities and other matters, and to the jurisdiction of the Federal Energy Regulatory Commission

("FERC") as to licensing of its hydroelectric facilities and sales of electricity at wholesale.

     In addition to Penobscot Gas, BHE has three other material, wholly-owned,

non-utility, subsidiaries: Penobscot Hydro Co., Inc., which holds the company's

50% interest in a joint venture formed to redevelop the West Endfield hydroelectric project;(3) Bangor Var Co., Inc., which holds the company's 50%

interest in a partnership which owns certain equipment used in connection with the Hydro-Quebec Phase II transmission project; and Bangor Energy Resale, Inc.,

which was formed in 1997 as a special-purpose vehicle to permit BHE's use of a power sales agreement as collateral for a bank loan.


     For the year ended December 31, 1998, BHE reported consolidated electric operating revenues of $195,144,007, operating income of $35,135,768, and net income of $11,465,317. At December 31, 1998, BHE and its consolidated subsidiaries had total assets of $605,687,827, of which $251,342,103 consisted of net utility plant. In 1998, BHE sold approximately 1.9 billion kilowatt hours

("KWH") of electricity at retail and wholesale. As of March 17, 1999, BHE had issued and outstanding 7,363,424 shares of common stock, $5 par value, and three series of preferred stock. BHE's common stock is listed on the New York Stock

Exchange.

     1.2   Description of Bangor Gas and Its Properties.
           --------------------------------------------

     By order issued June 30, 1998(4) (Exhibit D-3 hereto), the MPUC granted

Bangor Gas full authority and unconditional certification to construct, own and operate a gas distribution service system in Bangor, Maine and the nearby towns of Brewer, Old Town, Orono and Veazie. The order permitted Bangor Gas to commence construction prior to receiving final financing approval. The MPUC also approved the terms of a proposed Support Services Agreement between Bangor Gas and Sempra Energy Utility Ventures ("SEUV") (formerly named Energy Pacific LLC),



                                       5
-------------
(3) The West Enfield project has been certified by FERC as a qualifying small power production facility under the Public Utility Regulatory Policies Act of 1978, as amended. See Bangor-Pacific Hydro Associates West Endfield Project, 37 F.E.R.C. P. 62,148 (November 24, 1986).
(4)  See Re Bangor Gas Company, L.L.C., 186 PUR 4th 244 (1998).

a non-utility subsidiary of Sempra, and BHE pursuant to which SEUV and BHE will provide various administrative, engineering, operations, marketing, risk management, finance, accounting and other management services to Bangor Gas at or below market rates.  Subsequently, by order dated October 22, 1998(5)

(Exhibit D-4 hereto), the MPUC granted Bangor Gas authority to provide gas service in seven additional communities in the greater Bangor area (Hampden,

Hermon, Milford, Bradley, Eddington, Orrington, and Bucksport) and also approved a revised financing plan for the expanded system.

     Bangor Gas commenced construction of the new system in the greater Bangor area during the second quarter of 1998. When completed, the system will consist of approximately 25 miles of transmission mains and at least 200 miles of distribution mains. The system will interconnect directly with the Maritimes &

Northeast Pipeline ("MNP"), which is currently under construction with a planned in-service date of November, 1999. Assuming timely completion of the MNP pipeline project, it is expected that Bangor Gas will commence gas service in some locations in time for the 1999-2000 heating season. Bangor Gas estimates that, by the end of the tenth year following commencement of construction, it will serve up to 13,000 residential, commercial, and industrial customers in a

70 square-mile area in Maine having an estimated population of 75,000. As a public utility under Maine law, Bangor Gas will be subject to regulation by the

MPUC as to rates, service, securities issuances and other matters.

     Initially, Bangor Gas will purchase 100% of its gas requirements from

Sempra Energy Trading Corp. ("Sempra Trading"), an indirect non-utility subsidiary of Sempra. Sempra Trading will commit to purchase at least 50% of the gas it sells to Bangor Gas from production in the Western Canada Sedimentary

-------------------
(5) See Re Bangor Gas Company, L.L.C., PUR 4th Slip Opinion in MPUC Docket No. 98-468 (1998).

Basin, the Permian Basin, and the San Juan Basin. Sempra's public utility subsidiaries in California purchase most of their gas from these same three supply basins. Although Bangor Gas will have the right to purchase gas from suppliers other than Sempra Trading in the future, it is anticipated that it will continue to derive at least 50% of its supplies from the Western Canada

Sedimentary, San Juan, and Permian Basins.

     1.3   Description of Bangor Gas's Ownership Structure and Management Plan.
           -------------------------------------------------------------------

     Penobscot Gas and Bangor Pacific each owns 50% of the membership interests of Bangor Gas. Under the MPUC's October 22, 1998, order, Bangor Pacific and

Penobscot Gas are authorized to contribute up to $22,950,000 to the venture.

Bangor Gas intends, subject to receipt of a further order of the MPUC, to borrow up to $27,540,000 in construction loans for the balance of the required financing.

     Under Bangor Gas's Operating Agreement (Exhibit A-2 hereto), the economic interest of a member is defined as that member's interest in the profits and losses of Bangor Gas and right to receive distributions from Bangor Gas. The membership interest of a member means that member's economic interest, plus the right to participate in management of Bangor Gas, including the right to vote.

The Operating Agreement specifically contemplates that Bangor Pacific and

Penobscot Gas may adjust or change their respective economic and membership interests whenever necessary in order, for example, to limit the percentage of overall voting rights held by a member.

     It is anticipated that the day-to-day operations of Bangor Gas will be under the control of its General Manager, who will be located at Bangor Gas's corporate headquarters in Bangor, Maine.  The General Manager will report to the President of Bangor Gas, who will be located in San Diego, California. It is also anticipated that Bangor Gas will be staffed by a combination of current employees of the members of Bangor Gas and their respective affiliates and new hires from the local area in Maine.

     SEUV, a subsidiary of Sempra, is overseeing the development and construction of the Bangor Gas system. On an ongoing basis, SEUV and BHE will together provide Bangor Gas with a variety of administrative, marketing,

engineering, finance and other management services. Specifically, it is anticipated that BHE will provide services to Bangor Gas in such areas as payroll, tax, insurance, accounting, regulatory support, procurement/materials and quality assurance programs, human resources, data processing, technical and design engineering, training and legal services.

     Thus, with the assistance and support of BHE, Bangor Gas will be able to enter the natural gas business with an experienced management team in place. In accordance with one or more service agreements, services provided by BHE and other utility and non-utility affiliates of BHE will be directly assigned,

distributed or allocated to Bangor Gas by activity, project, program, work order or other appropriate basis. Employees of the members and their affiliates will record transactions utilizing the data capture and accounting systems of Bangor

Gas.


ITEM 2.    FEES, COMMISSIONS AND EXPENSES.
           ------------------------------

     The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the transaction, inclusive of legal fees and expenses, are estimated at not more than $10,000.

ITEM 3.    APPLICABLE STATUTORY PROVISIONS.
           -------------------------------

     3.1   General Overview of Applicable Statutory Provisions.
           ---------------------------------------------------

     Because BHE is an exempt holding company, it will require approval of the

SEC under Sections 9(a)(2) and 10 of the Act to acquire, directly or indirectly,

5% or more of the voting securities of Bangor Gas, which will become a

"gas-utility company" within the meaning of Section 2(a)(4) of the Act on or after the date on which it commences making sales of gas at retail. Further, at that time, Bangor Gas will become an additional public-utility subsidiary company of BHE and the sole public utility subsidiary of Penobscot Gas.

     As indicated, BHE and its subsidiary companies, as such, are exempt, by order, from all provisions of the Act, except Section 9(a)(2), pursuant to

Section 3(a)(2) pursuant to Rule 2. BHE is herein requesting that the Commission grant BHE and its subsidiary companies, as such, an exemption by order pursuant to Section 3(a)(1) and/or Section 3(a)(2) of the Act. In support of its request for exemption under Section 3(a)(1), BHE states that, at such time as Bangor Gas becomes a "gas utility company," BHE and each of its public-utility subsidiaries

(i.e., MEPCO and Bangor Gas) will be predominantly intrastate in character and carry on their public utility operations substantially in Maine, the state in which BHE, MEPCO and Bangor Gas are incorporated. In support of its request for exemption under Section 3(a)(2), BHE states that, taking into account the operations of MEPCO and Bangor Gas, BHE will be predominantly a public utility company whose operations as such will not extend beyond the state in which it is incorporated (Maine) and states contiguous thereto.

     Penobscot Gas, a Maine corporation, also requests an order of the

Commission pursuant to Section 3(a)(1) of the Act granting it and each of its subsidiary companies, as such, an exemption from all provisions of the Act,

except Section 9(a)(2). In support of such request, Penobscot Gas states that

Bangor Gas will be its sole public utility subsidiary and that the utility operations of Bangor Gas will be confined solely to Maine, the state in which both Penobscot Gas and Bangor Gas are organized.

     The relevant standards for approval of an application under Section 10 are set forth in subsections (b), (c) and (f) thereof.

     Section 10(b) provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless the Commission finds that:

          (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

          (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

          (3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system.

          Section 10(f) provides that the Commission:

          shall not approve any acquisition . . . unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

     Finally, Section 10(c) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve:

          (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of section 8 or is detrimental to the carrying out of the provisions of section 11; or

          (2) the acquisition of securities or utility assets of a public-utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public-utility system.

An "integrated public-utility system" is defined in Section 2(a)(29) to mean:

     (A) As applied to electric utility companies, a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation; and

     (B) As applied to gas utility companies, a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation:
     Provided, That gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

     For the reasons set forth below, BHE believes that the requirements of

Section 10(f) have been met; that its indirect acquisition of Bangor Gas's voting securities will satisfy the integration standards under Sections 10(c)

and 2(a)(29); and that there is no basis for the Commission to make any of the negative findings enumerated in Section 10(b).

     3.2    Section 10(b).
            --------------
     Section 10(b) provides that, if the requirements of Section 10(f) are met,

then the Commission shall approve a proposed acquisition unless it finds that the transaction would have any one of several enumerated adverse effects. In this case, there is no basis for the Commission to make any adverse findings under Section 10(b).

     A. Section 10(b)(1). Section 10(b)(1) was intended to avoid "an excess of
        ----------------

concentration and bigness" in the utility industry at the expense of competition while preserving the "opportunities for economies of scale, the elimination of duplicative facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by certain acquisitions. See American Electric Power Co., Inc., 46 S.E.C. 1299, 1309

(1978). The transaction proposed herein will add modestly to the size of BHE,

which provides electric service in the Bangor area but is not the dominant electric utility in the State of Maine. The approximately 13,000 residential,

industrial and commercial customers that Bangor Gas projects having at the end of its tenth year of operation represents about 12% of the approximately 106,000 electric customers that BHE now serves in Maine. On the other hand, the transaction will benefit Bangor Gas's customers and create a modestly larger and more diverse asset and customer base for BHE, which will create opportunities for operating efficiencies.

     Further, although the transaction proposed herein will result in creating a link between BHE, on the one hand, and Bangor Gas, on the other, it will not lead to the type of concentration of control over utilities, unrelated to operating efficiencies, that Section 10(b)(1) was intended to prevent.6 In fact,

far from limiting or restricting competition, the transaction proposed herein is the outgrowth of proceedings in Maine in which the MPUC has granted non-exclusive, competing certificates to construct and operate a gas system in the greater Bangor area. Finally, although the management interlocks that will be created are necessary and desirable in order to integrate Bangor Gas fully




--------------
6 See Section 1(b)(4) of the Act (finding that the public interest and interests of consumers and investors are adversely affected "when the growth and extension of holding companies bears no relation to economy of management and operation or the integration and coordination of related operating properties . . ..").

into the BHE system, Bangor Gas will have its own local management team and work force.

     B. Section 10(b)(2). The Commission may not approve the proposed
        ----------------
transaction if it determines pursuant to Section 10(b)(2) that the consideration

(including fees and expenses of the transaction) to be paid, indirectly, by BHE in connection with the transaction is not reasonable or does not bear a fair relation to investment in and earning capacity of the utility assets underlying the securities being acquired. In this case, the equity investments by Penobscot

Gas and Bangor Pacific in Bangor Gas, a newly-formed entity with no preexisting business, have been expressly approved by the MPUC, which has also conducted extensive hearings on the overall economic feasibility of Bangor Gas at the rates and rate design proposed by Bangor Gas. The amounts to be invested were the result of direct, arms'-length, negotiations between private investors, and no fees to outside investment bankers will be paid.

     C. Section 10(b)(3). Section 10(b)(3) requires the Commission to determine
        ----------------
whether the transaction will unduly complicate the capital structure of BHE or will be detrimental to the public interest, the interest of investors or consumers or the proper functioning of the BHE holding company system. The intent of these requirements is to assure the financial soundness of the holding company system, with particular regard to the proper balance of debt and equity.


     The transaction proposed herein will not have a material impact on the capitalization and earnings of BHE, and will not introduce any complexity into

BHE's capital structure. With regard to the latter, the debt and other obligations incurred or to be incurred by Bangor Gas will not be recourse,

directly or indirectly, to BHE.

     Moreover, as set forth more fully in the discussion of the standards of

Section 10(c)(2), infra, and elsewhere in this Application, the transaction will create opportunities for Bangor Gas to achieve substantial savings through access to BHE's managerial and technical expertise. The transaction will therefore be in the public interest and the interest of investors and consumers,

and will not be detrimental to the proper functioning of the resulting holding company system.

     3.3   The Standards for Approval under Section 10(c),
           -----------------------------------------------

     A.   Section 10(c)(1). Section 10(c)(1) provides that the Commission shall
          ----------------
not approve an acquisition that "is unlawful under the provisions of section 8 or is detrimental to the carrying out of the provisions of section 11." Section

8 prohibits an acquisition by a registered holding company of an interest in an electric utility and a gas utility serving substantially the same territory without the express approval of the state commission when state law prohibits or requires approval of such acquisition. By its terms, Section 8 applies only to registered holding companies and is thus inapplicable. In any event, the transaction for which approval is sought has already been approved by the MPUC.


     Nor will approval of the transaction be detrimental to the carrying out of the provisions of Section 11, which provides, in subsection (b)(1) thereof, that every registered holding company and its subsidiaries shall limit their operations "to a single integrated public-utility system. . .. " Section

11(b)(1) permits a registered holding company to own one or more additional integrated public-utility systems only if the requirements of Section

11(b)(1)(A)-(C) (the "ABC clauses") are satisfied. Like Section 8, Section

11(b)(1) by its terms applies only to registered holding companies and therefore does not preclude the acquisition and ownership of a combination gas and electric system by an exempt holding company, such as BHE, whose ownership of both gas and electric operations in Maine is permitted and subject to

"affirmative state regulation." See WPL Holdings, Inc., 40 SEC Docket 491 at 497

(February 26, 1988), aff'd in part and rev'd in part sub nom., Wisconsin's

Environmental Decade v. SEC, 882 F.2d 523 (D.C. Cir. 1989), reaffirmed, 49 SEC

Docket 1255 (September 18, 1991).

     The Commission has also previously held that a holding company may acquire additional utility assets that will not, when combined with its existing utility assets, make up an integrated system or comply fully with the "ABC" clauses,

provided that there is de facto integration of contiguous utility properties and the holding company will be exempt from registration under Section 3(a) of the

Act following the acquisition. See TUC Holding Co., et al., 65 SEC Docket 301

(August 1, 1997); BL Holding Corp., 67 SEC Docket 404 (May 15, 1998); and CMP

Group, Inc., et al, 69 SEC Docket 329 (February 12, 1999). In this case, BHE is requesting an order exempting it from the registration requirements under the

Act pursuant to Section 3(a)(1) and/or Section 3(a)(2). Following consummation of the transaction, BHE and Bangor Gas will operate in substantially the same area in Maine and will be integrated to the extent that there will be a significant degree of shared administrative services, as discussed in more detail below.(7) Further, the acquisition will not give rise to any of the abuses, such as ownership of scattered utility properties, inefficient operations, lack of local management or evasion of state regulation, that the

Act, including Section 11(b)(1), was intended to address.

     B.   Section 10(c)(2). Under Section 10(c)(2), the Commission must
          ----------------
affirmatively find that the indirect acquisition of the voting securities of

Bangor Gas by BHE "will serve the public interest by tending towards the economical and efficient development of an integrated public utility system. .




--------------
(7) Specifically, Bangor Gas's service area will be entirely subsumed within the electric service territory of BHE.

 ., " which is defined in Section 2(a)(29). The existing electric properties of

BHE and the gas properties of Bangor Gas will not, together, form an integrated utility system. However, the Commission has stated on numerous occasions that under Section 10(c)(2) an exempt holding company may consist of more than one integrated system. See e.g., Union Electric Company, 45 S.E.C. 489 (1974). In

essence, Section 10(c)(2) requires that (i) each utility system within the exempt holding company system be an integrated system and (ii) the acquisition tend toward the economical and efficient development of an integrated system.


     The economies and efficiencies expected to accrue to Bangor Gas as a result of the transaction are sufficient to satisfy the standards of Section 10(c)(2).

The Commission has noted that economies and efficiencies that cannot be quantified should be taken into account in this analysis, as "specific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable." Centerior Energy Corp., 35 SEC Docket 769 at 775 (April 29,

1986). In this regard, the value of the expertise and services that BHE will provide to Bangor Gas is not readily quantifiable. However, it is clear that

Bangor Gas will benefit significantly from the access it will have to the experience of BHE's management and employees in operating a public utility in

Maine. At the same time, BHE expects to achieve some economies through the more efficient use of existing personnel, information systems and other resources.


     BHE and Sempra are continuing to identify specific areas of operations which could be the source of potential economies of scale and efficiencies. In the case of BHE, it is currently expected that operational economies and efficiencies will result largely from the fact that the service territories of

BHE and Bangor Gas will overlap and therefore the combined utility system will be able to streamline many operations when it functions as a single system in such areas as: (i) meter installation and reading; (ii) information systems and telecommunications; (iii) customer call center operations; and (iv) billing support. Bangor Gas will also achieve administrative economies and efficiencies through access to BHE's corporate services in such areas as accounting,

financial planning and analysis, financial reporting, human resources,

regulatory affairs, insurance, legal, payroll, purchasing, tax, training,

treasury, transportation, real estate, facilities management and engineering,

construction and environmental services.

     These economies of scale and efficiencies will result from BHE's provision of services on a coordinated basis that the evolving energy marketplace demands,

and are consistent with the economies of scale and efficiencies that the

Commission has found sufficient in connection with other applications under

Section 10(c)(2) of the Act. See e.g., CMP Group, Inc., supra, 69 SEC Docket at

331.

     The resulting system will also meet the requirement that it be "not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation and the effectiveness of regulation." This case involves the development and financing of a small, start-up, gas distribution system designed to serve areas that currently are not served by any other gas supplier. In this respect, this case is indistinguishable from other recent proposals that the Commission has approved, including a proposal involving the development and financing of a competing gas system in Bangor and other areas of Maine. See CMP Group, supra,

and Energy East Corporation, et al., 69 SEC Docket 326 (February 12, 1999). As

described in greater detail in Item 1.3, the day-to-day operations of Bangor Gas will be under the direct supervision of its General Manager. Its operations,

however, will be coordinated with those of BHE in order to provide operating efficiencies and savings. Local regulation is and will continue to be effective.



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

In fact, every aspect of Bangor Gas's development and financing has been or will be specifically considered by the MPUC. While BHE will bring to the table much needed skills and expertise in the areas of public utility operations in Maine,

Bangor Gas will maintain its separate corporate identity and local presence and have its own management and work force.



     3.4   Section 10(f).
           -------------

     Bangor Gas has obtained the required MPUC approvals for the equity investment by Penobscot Gas and Bangor Pacific. The requirements of Section

10(f) have therefore been satisfied.

     3.5   Exemption of Applicants Under Section 3(a).
           ------------------------------------------

     Section 3(a) of the Act provides, insofar as it is relevant in this case,

that the Commission "shall exempt any holding company, and every subsidiary company thereof as such, from any provision or provisions of [the Act], unless and except insofar as it finds the exemption detrimental to the public interest or the interest of investors or consumers, if-

     (1) such holding company, and every subsidiary company thereof which is a public-utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominantly intrastate in character and carry on their business substantially in a single State in which such holding company and every such subsidiary company thereof are organized;

     (2) such holding company is predominantly a public-utility company whose operations as such do not extend beyond the State in which it is organized and States contiguous thereto[.]

     Taking into account its 50% interest in Bangor Gas, BHE and its subsidiary companies, as such, will be entitled to an exemption under Section 3(a)(1)

and/or Section 3(a)(2) of the Act. With respect to the requirements of Section

3(a)(1), BHE and each of its public utility subsidiaries (i.e., MEPCO and Bangor

Gas) will each be organized under the laws of Maine and their public utility operations will be confined to Maine. With respect to the requirements of

Section 3(a)(2), BHE will remain "predominantly" a public utility company whose operations as such will be confined to Maine. Using current projections for

Bangor Gas, it is estimated that the gross revenues of Bangor Gas by its tenth year of its operation will not exceed 5% of BHE's projected gross revenues. This percentage gross-to-gross revenues comparison is well within the range that the

Commission has found acceptable in other cases under Section 3(a)(2). See e.g.,

Houston Industries, Incorporated, et al., 65 SEC Docket 83 (July 24, 1997), n.

18.

     Likewise, Penobscot Gas, a Maine corporation, will meet the standards for exemption under Section 3(a)(1), because its only public-utility subsidiary,

Bangor Gas, a Maine limited liability company, will derive all of its income from public utility operations in Maine.

     Finally, for all of the reasons discussed above in the context of the standards of Section 10, there is no basis for the Commission to conclude that granting BHE and Penobscot Gas and their subsidiaries exemptions under Section

3(a) would be "detrimental to the public interest or interest of investors and consumers."

ITEM 4.    REGULATORY APPROVALS.
           --------------------

     The construction and financing of Bangor Gas's gas distribution system is subject to the jurisdiction of the MPUC, which has issued various approvals referred to in Item 1. No other State or Federal commission has jurisdiction over any aspect of the transaction.

ITEM 5.    PROCEDURE.
           ---------

     The Applicants request that the Commission publish a notice under Rule 23 with respect to the filing of this Application as soon as practicable and an



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

order approving the Application as soon as practicable after the end of the required notice period. The Applicants request that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. BHE and Bangor Pacific hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the

Division opposes the proposed transaction.

ITEM 6.    EXHIBITS AND FINANCIAL STATEMENTS
           ---------------------------------

     (A). EXHIBITS. (To be filed by amendment unless otherwise indicated).
          --------

          A-1  Articles of Organization of Bangor Gas Company LLC.

          A-2  Operating Agreement of Bangor Gas Company LLC.

          D-1 Consolidated Application dated October 27, 1997, of Bangor Gas Company LLC and Bangor Hydro-Electric Company to the Maine Public Utilities Commission for various approvals (MPUC Docket Nos. 97-795 and 97-796).

          D-2 Order of the MPUC granting a petition for gas service authority, dated June 30, 1998.

          D-3 Petition dated June 24, 1998, of Bangor Gas Company LLC to the Maine Public Utilities Commission for approval to furnish gas service (MPUC Docket No. 98-468).

          D-4 Order of the MPUC granting a petition for gas service authority, dated October 22, 1998.

          E Map of natural gas service area of Bangor Gas and electric service area of BHE (Paper format filing).

          F    Opinion of counsel to BHE.

          G-1 Financial Data Schedule for BHE - per books (incorporated by reference to Exhibit 27 to the Quarterly Report on Form 10-Q of BHE for the period ended March 31, 1999, in File No. 0-505). (Filed herewith).


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


          G-2  Financial Data Schedule for BHE - pro forma.

          H    Proposed form of Federal Register notice. (Filed herewith).


     (B). FINANCIAL STATEMENTS.
          --------------------

          FS-1: BHE Consolidated Statement of Income for the period ended March
                31, 1999 (incorporated by reference to the Quarterly Report on Form 10-Q of BHE for the period ended March 31, 1999, in File No. 0-505).

          FS-2 BHE Consolidated Statement of Income as of March 31, 1999
               (incorporated by reference to the Quarterly Report on Form 10-Q of BHE for the period ended March 31, 1999, in File No. 0-505).

ITEM 7.    INFORMATION AS TO ENVIRONMENTAL EFFECTS.
           ---------------------------------------

     The proposed transaction does not involve a "major federal action" nor will it "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The

transaction that is the subject of this Application or Declaration will not result in changes in the operation of the Applicants or their respective subsidiaries that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transaction.



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


                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement filed herein to be signed on their behalf by the undersigned thereunto duly authorized.

                                               BANGOR HYDRO-ELECTRIC COMPANY


                                               By:  /s/ Frederick S. Samp
                                                   -----------------------------
                                               Name: Frederick S. Samp
                                               Title: Vice President - Finance
                                                      and Law



                                               PENOBSCOT NATURAL GAS COMPANY



                                               By:  /s/ Douglas S. Morrell
                                                   -----------------------------
                                               Name: Douglas S. Morrell
                                               Title: President


Date: June 1, 1999

                                    EXHIBIT INDEX


         Exhibit   Description
         -------   -----------

          H        Proposed form of Federal Register notice.